

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2011

<u>Via Fax & U.S. Mail</u>

Mr. Keith E. Wandell
President and Chief Executive Officer
Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwakee, Wisconsin 53208

> **Re: Harley-Davidson, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed February 24, 2011**
> **File No. 1-09183**

Dear Mr. Wandell:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Note 3-Discontinued Operations, page 78

1. We note that during 2010, the Company incurred a $131.0 million pre-tax loss from discontinued operations, or $113.1 million net of tax associated with the MV operations. We also note that the 2010 operating loss included impairment charges of $111.8 million, or $90.2 million net of tax, which represented the excess of net book value of the held-for-sale assets over the fair value less selling costs and that the impairment charges consisted of $32.3 million accounts receivable valuation allowance; $25.2 million inventory valuation allowance; $26.9 million fixed asset impairment; $15.8 million intangible asset impairment; $2.6 million other asset valuation allowance; and $9.0 million of currency translation adjustment. We further note that as a result of these impairment charges, the Company incurred only an immaterial loss on the date of sale, which is included in loss from discontinued operations, net of tax, during the year ended December 31, 2010. Given that the Company made the decision to divest the MV business during October of 2009, please tell us and revise future filings to explain in further detail the facts and circumstances that resulted in a significant level of fixed asset and intangible impairment charges associated with the Augusta sale being recognized primarily in 2010 as opposed to 2009, when the company made the decision to dispose of it. We may have further comment upon reviewing your response.

2. We note the disclosure on page 78 indicating that on August 6, 2010, the Company in connection with the conclusion of the sale of MV to MV Augusta Motor Holding S.r.l., a company controlled by the former owner of MV, the Company received nominal consideration in return for the transfer of MV and related assets. We also note that the parties waived their respective rights under the stock purchase agreement and other documents related to the Company's purchase of MV in 2008, which included a waiver of the former owner's right to contingent earn-out consideration, and the Company contributed 20.0 million Euros to MV as operating capital. Supplementally advise us and expand your disclosure in future filings to explain the accounting treatment used for $20 million Euros paid in connection with the sale transaction. We may have further comment upon reviewing your response.

Note 6. Finance Receivables

3. We note from the disclosure included in footnote (a) to the table reflecting the Company's allowance for finance credit losses on finance receivables for 2010 that as part of the required consolidation of formerly off-balance sheet securitization trusts during 2010, the company established a $49.4 million allowance for finance credit losses related to the newly consolidated finance receivables. Please tell us and explain in future filings why the Company was required to establish a $49.4 million allowance for credit losses in connection with the consolidation of the formerly unconsolidated QSPE's. In

this regard, we are not clear as to why the required allowances for credit losses were not already reflected in the financial statements of the QSPE's at the time that the Company began consolidating these entities if conditions existed indicating that such allowances for credit losses were required. We may have further comment upon review of your response.

York Environmental Matters

4. We note from the disclosure included in Note 17 that the company has accrued $5.9 million for future response costs at the York facility, which represents the company's estimate of its share of the future response costs. However, you indicate that the RI-FS is still underway and substantial uncertainty exists concerning the nature and scope of the additional environmental investigation and remediation that may ultimately be required at the York facility. Please note that in accordance with ASC 450-20-50-3, if an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1, the disclosure shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Supplementally advise us in this regard and revise your disclosures in future filings to comply with the requirements of ASC 450-20-50-4.

Other

5. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile: John A. Olin
                (414) 343-4990